UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41563

Brookfield Asset Management Ltd.
(Translation of registrant's name into English)

Brookfield Place, Suite 100, 181 Bay Street, P.O. Box 762 Toronto, Ontario, Canada M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated April 13, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Asset Management Ltd.
(Registrant)

Date: April 13, 2023	/s/ Bahir Manios
Bahir Manios
Chief Financial Officer (Principal Financial and Accounting Officer)